

May 23, 2013

VIA E-Mail
Mr. George J. Alburger, Jr.
Executive Vice President and Chief Financial Officer
Liberty Property Trust
500 Chesterfield Parkway
Malvern, PA 19355

      Re: Liberty Property Trust
              Form 10-K for the year ended December 31, 2012
              Filed on February 26, 2013
              File No. 001-13130

              Liberty Property Limited Partnership
              Form 10-K for the year ended December 31, 2012
              Filed on February 26, 2013
              File No. 001-13132

Dear Mr. George J. Alburger, Jr.:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Development, page 7

1.   In future Exchange Act reports, for development costs related to completed developments, please revise to clarify whether leasing costs are included.

<u>Properties, page 16</u>

2.   We note your disclosure on page 18 that leases representing 9.6% and 15.9% are expiring in 2013 and 2014, respectively. In future Exchange Act periodic reports, here or elsewhere, as applicable, please discuss the relationship between market rents and expiring rents in the next period. Also compare new rents on new leases and renewed leases to prior rents.

3.   In future Exchange Act periodic reports, here or elsewhere, as applicable, please include a more detailed discussion of leasing results for prior period, including the amount of vacant space at the beginning of the year and at the end of the year and the amount of leases and renewed leases executed. Also include tenant improvement costs and leasing commissions for both new leases and renewals on a per square foot basis.

<u>Financial Statements</u>

<u>Note 2 - Summary Of Significant Accounting Policies</u>

<u>Deferred Financing and Leasing Costs, page 55</u>

4.   Please expand your note disclosure to discuss your basis for classifying deferred leasing costs as an investing activity on your statement of cash flows.   Reference is made to previous correspondence from you dated April 20, 2012 and April 26, 2012.

<u>Note 8 - Investments in Unconsolidated Joint Ventures, page 62</u>

5.   We note that the Kings Hill Unit Trust joint venture is in technical, non-monetary default of its mortgage loan and discussions with the lender regarding remedies are ongoing. Please tell us and revise future periodic filings to discuss the circumstances that led to this default, the current status of discussions regarding possible remedy, and the ramifications if remedies do not come to fruition.

6.   Further to our above comment, we also note from supplemental information you have provided that the occupancy for Kings Hill Unit Trust was approximately 65 percent as of December 31, 2012.   Given this fact and the presence of the non-monetary default, please clarify whether any of the impairment charges taken related to your United Kingdom reportable segment are attributed to Kings Hill Unit Trust.   To the extent no impairment has been taken, please tell us the factors and circumstances you relied upon in arriving at this conclusion.   Your response should also address any impacts the default and current state of operations at Kings Hill Unit Trust had on your determination of the collectability of any receivables from them.

Schedule III – Real Estate and Accumulated Depreciation, pages 80 - 104

7.   Please revise future periodic filings to disclose your aggregate cost for Federal income tax purposes in a note to the gross amount column.   Reference is made to Rule 12-28 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron at (202) 551-3439 or me at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola at (202) 551-3673 or Tom Kluck at (202) 551-3233 with any other questions.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant